Exhibit 2.1

ASSET PURCHASE AGREEMENT

Between

IQE RF, LLC,

IQE, plc, and

EMCORE Corporation,

Dated July 19, 2006

i

SCHEDULES AND EXHIBITS

Schedules	Description
A	Purchased Assets/Assumed Vacation Obligations
1.2	Limitations on Assignability
1.2.1	Three Largest Customers
1.3	Non-Assignable Assets
3.1	Wiring Instructions
3.2	Purchase Price Allocation
5.3	Absence of Conflicts
5.4	Compliance with Laws
5.5(b)	Reasonable Operating Condition
5.5(c)	Sufficiency of Assets
5.6(a)	Intellectual Property
5.6(b)	Transfer of Intellectual Property
5.6(c)	Ownership of Intellectual Property
5.6(d)	Intellectual Property Claims
5.6(e)	Protection of Intellectual Property
5.6(f)	Infringement of Assigned Intellectual Property
5.8(a)	Real Estate
5.8(c)	Environmental
5.9	Contracts
5.10	Litigation
5.11	Consents
5.12(a)	Product Warranty Terms and Conditions
5.12(b)	Product Warranty Claims
5.13	Permits
5.14(a)	Employees
5.14(b)	Plans
5.14(f)	Severance Payments
5.14(g)	Employees Subject to Executive Severance Policy
7.3	Employee List

Exhibits	Description
A	Defined Terms
B	Form of Promissory Note
C	Form of Guaranty
D	Form of Security Agreement
E	Form of Lease Assignment
F	Form of Bill of Sale
G	Form of Intellectual Property Agreement
H	Form of Transition Services Agreement
I	Form of Assumption Agreement
J	Form of Completion Instruction Letter
K	Form of FIRPTA Affidavit

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the ‘‘Agreement’’), dated July 19, 2006, is made by and among IQE RF, LLC, a New Jersey limited liability corporation (‘‘Purchaser’’), IQE plc, a public limited company organized under the laws of the United Kingdom (‘‘Parent’’) solely with respect to Sections 2.1, 3.1, 3.2, 4.3, 4.4, 6.6, 6.7, 7.2, 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.10, 9.2(a) 10.3 and Article XI, and EMCORE Corporation, a New Jersey corporation (‘‘Seller’’).

R E C I T A L S

A.    Seller is, among other things, engaged in the business (the ‘‘Business’’) of developing, manufacturing, and selling EMD Products at Seller's facility (‘‘EMD Facility’’) located on the parcel of real property commonly known as 394 Elizabeth Avenue, Somerset, NJ 08873.

B.    The parties desire for Purchaser to purchase certain assets of Seller used in or relating to the operation of the Business as conducted at the EMD Facility.

C.    The parties desire for Purchaser to assume certain liabilities that are related to the Business in each case on the terms and subject to the conditions hereinafter set forth.

D.    In addition to the terms defined elsewhere in this Agreement, the capitalized terms used and not otherwise defined herein have the definitions referred to, or set forth in, Exhibit A.

AGREEMENT

Accordingly, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows.

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1    Purchased Assets.    At the Closing and in reliance upon the representations, warranties and agreements and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer, convey and deliver to Purchaser, free and clear of all liens, Claims, options, charges, security interests, pledges, mortgages, restrictions or other encumbrances whatsoever (collectively, ‘‘Liens’’), and Purchaser shall purchase and accept from Seller, only those assets and properties specifically listed on Schedule A hereto, which are owned by Seller or in which Seller has any right, title or interest as of the Closing Date and which are used exclusively in the Business, but excluding the Excluded Assets (all of the assets, properties, rights and interests being acquired hereby are collectively called the ‘‘Purchased Assets’’).

1.2    Limitations on Assignability.    To the extent that any of the Purchased Assets are not assignable without the consent of a third party, or if this Agreement, or any of the instruments or documents executed and delivered in connection herewith or contemplated hereby, shall constitute an assignment or assumption thereof, or attempted assignment or attempted assumption thereof, and such assignment or attempted assignment, or assumption or attempted assumption, would constitute a breach thereof, Seller shall disclose the Purchased Asset on Schedule 1.2. If, prior to the Escrow Closing, Seller has not obtained a consent or approval necessary for the assignment and assumption of any of the Purchased Assets, then Seller agrees to assist Purchaser and use its commercially reasonable best efforts to obtain such consents and approvals after the Escrow Closing. With respect to Seller's three largest customers set forth on Schedule 1.2.1, Seller shall have an affirmative obligation to facilitate and attempt to schedule an in-person meeting with an executive from each of Seller, Purchaser and the customer to discuss transferring the business relationship and contract. The parties intend that such meetings shall take place prior to Escrow Closing.

1.3    Nonassignable Assets.    Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Purchased Asset which by its terms or by Law is nonassignable without the consent of a third party or a Governmental Authority or is cancelable by a third party in the event of an assignment (‘‘Nonassignable Assets’’) unless and until such consent shall have been obtained. Purchaser and Seller shall use commercially reasonable efforts to obtain such consents promptly. To the extent permitted by applicable Law, in the event consents to the assignment thereof cannot be obtained, Seller and Purchaser shall cooperate in a mutually agreeable arrangement under which (i) Purchaser would obtain the benefits and assume the obligations under such Nonassignable Assets in accordance with this Agreement including by sub-contracting, sub-licensing, or sub-leasing to Purchaser or a designee of Purchaser, or (ii) such Nonassignable Assets would be held, as of and from the Closing Date, by Seller in trust for Purchaser and the covenants and obligations thereunder would be performed by Purchaser in Seller's name and all benefits and obligations existing thereunder would be for Purchaser's account. Seller shall also take or cause to be taken at Purchaser's expense such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller shall promptly pay over to Purchaser all money or other consideration received by it in respect to all Nonassignable Assets. Notwithstanding anything in this Agreement to the contrary, unless and until any consent or approval with respect to any Nonassignable Asset is obtained, such Nonassignable Asset shall not constitute a Purchased Asset and any associated liability shall not constitute an Assumed Liability for any purpose under this Agreement.

1.4    Excluded Assets.    The ‘‘Excluded Assets’’ shall consist of all assets of Seller or Seller's Affiliates not specifically listed on Schedule A as part of the Purchased Assets, include without limitation the following: (a) all cash on hand and in banks, cash equivalents, receivables, marketable securities, bonds and investments of every kind and nature; (b) all tangible personal property sold, transferred, disposed of or consumed in the ordinary course of business between the date hereof and the Closing; (c) all real property including the EMD Facility; (d) all assets relating to or used primarily in Velox's GaN diode business and Seller's other businesses located in New Jersey; (e) all machinery, equipment and other personal property located at the EMD Facility not specifically identified in Schedule A including but not limited to the equipment located in the clean room primarily related to GaN diodes and GELcore; (f) software licenses that are not assignable as set forth on Schedule 1.2 and (g) all other assets which are not specifically listed on Schedule A.

ARTICLE II

LIABILITIES

2.1    Assumption of Liabilities.    At the Closing, subject to the other provisions hereof, Parent shall cause Purchaser to, and Purchaser shall assume and agree to discharge and perform when due all of the following, and only the following, liabilities and obligations of Seller and its Affiliates related to the Purchased Assets and the Business (collectively, the ‘‘Assumed Liabilities’’):

(a)    All Liabilities of the Business as operated subsequent to the Closing Date;

(b)    All Liabilities relating to, associated with or arising from the ownership, possession, use, operation or sale or other disposition after the Closing Date of any of the Purchased Assets;

(c)    All Liabilities of Seller and its Affiliates accruing and to be performed, after the Closing Date, under the executory portion of each of the Contracts (including the service agreements between Seller and Velox, Seller and GELcore and Seller and Veeco, respectively) and Licenses;

(d)    Subject to Section 8.2(e), liabilities relating to any products sold by Seller, whether for warranty, product liability or otherwise;

(e)    All Liabilities for transfer, recordation, sales and similar taxes, duties or levies arising solely as a result of the transfer of the Purchased Assets to Purchaser or otherwise by virtue of the consummation of the transactions contemplated hereby; and

(f)    The vacation and paid-time-off obligations of the Seller relating to the Assumed Employees as listed on the attached Schedule A for each Assumed Employee who becomes an employee of Purchaser. Purchaser shall pay each Transferred Employee wages or salaries during such vacation entitlement from Purchaser, when taken.

2.2    Excluded Liabilities.    Except for Assumed Liabilities which shall be the responsibility of Purchaser, the following liabilities of Seller and its Affiliates are excluded and shall not be assumed or discharged by Purchaser (collectively, ‘‘Excluded Liabilities’’):

(a)    Except as expressly provided herein, all Liabilities of the Business, (other than all warranty and product liability), prior to the Closing Date;

(b)    All Liabilities relating exclusively to Excluded Assets;

(c)    Any and all Excluded Taxes; and

(d)    Any Liabilities or obligations of Seller arising out of or relating to its performance under this Agreement (regardless of whether such performance is required prior to or after the Closing Date), including, without limitation, any Liability or obligation arising under the indemnification obligations of Seller under Article VIII.

2.3    No Expansion of Third Party Rights.    The assumption by Purchaser of the Assumed Liabilities shall in no way expand the rights or remedies of any third party against Purchaser or Seller, or their Affiliates, as compared to the rights and remedies which such third party would have had against Seller or its Affiliates had Purchaser not assumed such liabilities. Without limiting the foregoing, the assumption by Purchaser of the Assumed Liabilities shall not create any third party beneficiary rights.

ARTICLE III

PURCHASE PRICE

3.1    Purchase Price.    The aggregate consideration (the ‘‘Purchase Price’’) to be paid by Purchaser for the Purchased Assets shall be Sixteen Million Dollars ($16,000,000), payable by Purchaser (or Parent on behalf of Purchaser) as follows: (a) Two Hundred Thousand Dollars ($200,000) earnest money deposit previously delivered to Seller (the ‘‘Deposit’’), (b)Twelve Million Eight Hundred Thousand Dollars ($12,800,000) paid at Closing by wire transfer of same day funds to the account or accounts set forth in Schedule 3.1 (‘‘Closing Date Consideration’’) and (c) a promissory note of Purchaser and Parent as co-obligors, in the principal amount of Three Million Dollars ($3,000,000), substantially in the form of Exhibit B attached hereto (the ‘‘Promissory Note’’), guaranteed by Purchaser’s Affiliates (under a guaranty substantially in the form of Exhibit C attached hereto (the ‘‘Guaranty’’)) and secured by certain of the Purchased Assets and accounts receivable of the Business (under a security agreement substantially in the form of Exhibit D attached hereto (the ‘‘Security Agreement’’)).

3.2    Allocation.    The parties hereto agree to allocate the Purchase Price (and all other capitalizable costs) among the Purchased Assets for tax purposes in accordance with the allocation schedule attached hereto as Schedule 3.2. The parties acknowledge that such allocation has been made in the manner required by Section 1060 of the Internal Revenue Code, as amended (the ‘‘Code’’). The parties hereto agree to prepare and file a Form 8594 with the Internal Revenue Service (‘‘IRS’’) in a timely fashion in accordance with the rules under Section 1060 of the Code. The determination and allocation of the Purchase Price derived pursuant to this Section 3.2 shall be binding on the parties for all Tax reporting purposes.

ARTICLE IV

ESCROW CLOSING AND CLOSING

4.1    The Escrow Closing.    Subject to Article IX, the closing of the transactions contemplated hereby (the ‘‘Escrow Closing’’) shall take place at 10:00 A.M., local time, on August 15, 2006 (or the date on which the EGM is held, if later,) (the ‘‘Escrow Closing Date’’), at the offices of EMCORE Corporation, 145 Belmont Drive, Somerset, NJ 08873, or at such other time or place and on such other date as the parties hereto shall agree in writing. The Escrow Closing shall be deemed effective at the end of business on the date of the Escrow Closing. Seller and Purchaser may by agreement in writing postpone the Escrow Closing (any such postponed date becoming the Escrow Closing Date), but, failing such agreement, the provisions of Section 10 shall apply.

4.2    Seller's Deliveries.    Subject to the conditions set forth in this Agreement, at the Escrow Closing, simultaneous with Purchaser's deliveries hereunder, Seller shall, unless waived in writing by Purchaser, deliver to Purchaser all of the following documents and instruments, all in form and substance reasonably satisfactory to Purchaser and its counsel:

(a)    Closing Certificate.    A certificate executed on behalf of Seller, to the effect that (i) Seller has performed and complied in all material respects with all of the agreements and covenants to be performed or complied with by Seller under this Agreement prior to and as of the Escrow Closing Date, and (ii) the representations and warranties of Seller contained herein are true in all material respects on the Escrow Closing Date;

(b)    Good Standing Certificate.    For Seller, a certified copy of a certificate of the Secretary of State (or comparable government official) of the jurisdiction of incorporation (or organization), dated on or reasonably near (but in no event earlier than ten (10) days prior to) the Escrow Closing Date certifying that it is duly incorporated and in good standing under the laws of the State of the jurisdiction of its incorporation (or organization);

(c)    Incumbency Certificates.    A certificate of Seller's Secretary or Assistant Secretary certifying the names and true signatures of its officers authorized to sign this Agreement and the Additional Documents;

(d)    Resolutions.    A copy of a resolution adopted by the board of directors of Seller authorizing the transactions contemplated by this Agreement, certified by a Secretary or Assistant Secretary of Seller;

(e)    Assignment of Lease.     An assignment of lease in substantially the form attached hereto as Exhibit E executed by Seller (the ‘‘Assignment of Lease’’); and

(f)    Instruments of Transfer.    A Bill of Sale executed by Seller, in substantially the form attached hereto as Exhibit F and an Intellectual Property Agreement in substantially the forms attached hereto as Exhibit G executed by Seller and all such other instruments of sale, assignment, license and transfer as are necessary or appropriate to sell, assign, license and transfer to Purchaser and to vest in Purchaser good and marketable title to the Purchased Assets and right and license to use the Intellectual Property;

(g)    Transition Services Agreement.    A transition services agreement in substantially the form attached hereto as Exhibit H (the ‘‘Transition Services Agreement’’) executed by Seller;

(h)    DEP Approval.     Documentation demonstrating compliance with the requirements of the provisions of the Industrial Sites Recovery Act (N.J.S.A. 13:1K-6 et seq.) and the regulations promulgated in connection therewith (‘‘ISRA’’) relating to the transactions contemplated hereby; and

(i)    Completion Instruction Letter.    A letter substantially in the form attached hereto as Exhibit J (the ‘‘Completion Instruction Letter’’) signed by or on behalf of Seller.

(j)    FIRPTA.     A Foreign Investment in Real Property Tax Act Certification and Affidavit, certifying that Seller is not a ‘‘foreign person’’ within the meaning of Section 1445(f) of the Code, substantially in the form of Exhibit K hereto (the ‘‘FIRPTA Affidavit’’), executed by an authorized officer of Seller.

4.3    Purchaser's Deliveries.    Subject to the conditions set forth in this Agreement, at the Escrow Closing, simultaneous with the deliveries of Seller hereunder, Parent shall cause Purchaser to, and Purchaser shall deliver all of the following documents and instruments, all in form and substance reasonably satisfactory to Seller and its counsel:

(a)    Closing Certificate.    A certificate executed on behalf of Purchaser by an officer, dated the Escrow Closing Date, to the effect that Purchaser has performed and complied in all material respects with all of the agreements and covenants to be performed or complied with by it under this Agreement (other than the condition set out in section 9.1(d) and 9.2(b)) prior to and as of the Escrow Closing Date and the representation and warranties of Purchaser contained herein are true in all material respects on the Escrow Closing Date;

(b)    Good Standing Certificates.    For each of Parent and Purchaser, a certified copy of a good standing certificate of the Secretary of State (or comparable governmental official) of the jurisdiction of incorporation (or organization) of such entity, dated on or reasonably near (but in no event earlier than ten (10) days prior to) the Escrow Closing Date certifying that it is duly incorporated and in good standing under the laws of the State of the jurisdiction of its incorporation (or organization);

(c)    Incumbency Certificates.    For each of Parent and Purchaser, a certificate of the Secretary of Purchaser certifying the names and true signatures of the officers of the Purchaser authorized to sign this Agreement and the Additional Documents;

(d)    Resolutions.    A copy of resolutions adopted by the board of directors of Parent and the sole member of Purchaser authorizing the transactions contemplated by this Agreement, certified by a Secretary or Assistant Secretary of each of Parent and Purchaser;

(e)    Solvency Certificate.    A solvency certificate executed by the Chief Financial Officer of Parent in form and substance satisfactory to Seller;

(f)    Completion Instruction Letter.    A letter substantially in the form attached hereto as Exhibit J signed by or on behalf of Purchaser;

(g)    Transition Services Agreement.    The Transition Services Agreement executed by Purchaser;

(h)    Assumption Agreement.    An assumption agreement substantially in the form attached hereto as Exhibit I pursuant to which Purchaser assumes the Assumed Liabilities in accordance with Section 2.1; and

(i)    Assignment of Lease.    The Assignment of Lease executed by the Purchaser.

4.4    The Closing.     The Closing of the transactions contemplated hereby (the ‘‘Closing’’) shall take place at 10:00 A.M., local time on the earliest to occur of (i) five business days following the Escrow Closing Date, (ii) three business days following admission to trading on the AIM Market of the London Stock Exchange plc of the Placing Shares (as such term is defined in the Placing Agreement) of the Parent or (iii) consummation of the financing referred to in Section 9.1(d) (the ‘‘Closing Date’’), at the offices of EMCORE Corporation, 145 Belmont Drive, Somerset, NJ 08873, or at such other time or place and on such other date as the parties hereto shall agree in writing. Parent shall cause Purchaser to, and Purchaser shall pay the Closing Date Consideration in accordance with Section 3.1(b) and deliver all of the following documents and instruments, all in form and substance reasonably satisfactory to Seller and its counsel:

(a)    Promissory Note.    The Promissory Note executed by Parent and Purchaser as co-obligors;

(b)    Guaranty.    The Guaranty executed by Purchaser and Purchaser's Affiliates; and

(c)    Security Agreement.    The Security Agreement and completed UCC-1 financing statements executed by Purchaser for filing under the New Jersey Uniform Commercial Code or other appropriate filing offices of each jurisdiction as may be necessary or, in the reasonable opinion of the Seller, desirable to perfect the security interests purported to be created by the Security Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the disclosures set forth in the Schedules to this Agreement, and to induce Purchaser to enter into this Agreement, Seller hereby represents, warrants and covenants to Purchaser as set forth below.

5.1    Organization and Authority.    Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, and has all requisite corporate power and authority to own, lease and operate its properties and assets, including the Purchased Assets, and to conduct its business as now being conducted.

5.2    Authority Relative to Agreement.    Seller has full power and authority to execute and deliver this Agreement and the Additional Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Additional Documents to which it is a party, the consummation by it of the transactions contemplated hereby and thereby, and the performance of its obligations hereunder and thereunder has been duly approved by all requisite corporate action of Seller. This Agreement and the Additional Documents to which Seller is a party have been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Purchaser, constitute valid and binding legal obligations of Seller, enforceable against Seller to the extent a party thereto in accordance with their respective terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity and the discretion of courts in granting equitable remedies.

5.3    Absence of Conflicts.    Except as provided on Schedule 5.3, the execution, delivery and performance of this Agreement and the Additional Documents do not and will not (a) conflict with or result in any violation of or constitute a breach or default under any provision of the organization documents of Seller, (b) conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or require the consent of any other party to, or result in the acceleration of, or entitle any party to accelerate any obligation or agreement, or give rise to the creation of any Lien upon any of the Purchased Assets, in each case under any of the terms, conditions or provisions of any material contract or agreement to which Seller is a party or by which Seller or any of the Purchased Assets or the Business may be bound, (c) violate any Judgment to which Seller, the Purchased Assets or the Business is bound or subject or (d) violate any Rule applicable to Seller or any of the Purchased Assets or the Business, except in the case of items (b) and (d), such conflicts, violations, defaults and Liens that could not reasonably be expected to have a Seller Material Adverse Effect.

5.4    Compliance with Laws.    Except as provided on Schedule 5.4, to the Knowledge of Seller, the Business is being conducted in substantial compliance with all federal, state, local, foreign and other statutes, laws, codes, ordinances, rules, regulations, judgments, writs, decrees, injunctions, orders, concessions, grants, franchises, permits, licenses and other legal requirements applicable thereto (collectively, ‘‘Rules’’), the failure to comply with which could reasonably be expected to have a Seller Material Adverse Effect. Seller has not received any written notification of any asserted present failure by Seller to comply with any Rules.

5.5    Title to Assets; Sufficiency of Assets.

(a)    Seller holds and owns good and marketable title to all of the Purchased Assets which it purports to own, and has good leasehold title to those Purchased Assets which it purports to lease, in each case free and clear of all Liens, except for minor imperfections of title, none of which, individually or in the aggregate materially impairs the use of the affected assets in the manner such assets currently are being used or materially impairs the operation of the Business.

(b)    Except as provided on Schedule 5.5(b), each material, tangible Purchased Asset is in reasonable operating condition, suitable for the purposes for which it is currently being used, but is otherwise being transferred on a ‘‘where is’’ and, as to condition, ‘‘as is’’ basis.

(c)    Except for (i) the items listed on Schedule 5.5(c), (ii) the assets that will be used in connection with providing services indicated on the Schedules to the Transition Services Agreement, and (iii) the Excluded Assets, the Purchased Assets, the Employees of the Business (as defined in Section 5.8(c)(xiv)) and the rights to be acquired under this Agreement, and the Additional Documents constitute all property, licenses, assets, personnel and rights that are used or held for use by Seller primarily in the operation or conduct of the Business. In the event this Section 5.5(c) is breached because Seller has in good faith failed to identify and transfer any assets or properties or provide any services used or held for use primarily in the Business, Seller shall promptly and at no additional cost transfer such properties or assets or provide such services to Purchaser or any Person designated by Purchaser.

5.6    Intellectual Property.

(a)    Except as set forth in Schedule 5.6(a), to Seller's Knowledge, the Intellectual Property constitutes all the material intellectual property rights (x) owned by or licensed to Seller in connection with the Business and (y) required to make, have made, use, import, offer to sell or sell the EMD Products, as such products existed as of the date of this Agreement, and Purchaser's sole remedy for Seller's failure to deliver the Intellectual Property is as set forth in the Intellectual Property Agreement;

(b)    Except as set forth in Schedule 5.6(b), at the Closing, Seller will provide, either by assignment or license, to Purchaser in accordance with the Intellectual Property Agreement, all of the intellectual property owned by Seller, which Purchaser requires to conduct the Business after the Closing and to make, have made, use, lease, import, offer to sell or sell the products, as such products and services existed as of the Escrow Closing Date, of the Business;

(c)    Except as set forth in Schedule 5.6(c), Seller owns solely and has the right to assign all of the copyrights, know-how, service marks, trademarks, trade secrets and other intellectual property rights that it is assigning to Purchaser pursuant to the Intellectual Property Agreement (collectively, the ‘‘Assigned Intellectual Property’’). Seller owns or has a valid right to grant the licenses to all of the copyrights, know-how, service marks, trademarks, trade secrets, patents, patent applications, and other intellectual property rights that it is licensing to Purchaser pursuant to the Intellectual Property Agreement (collectively, the ‘‘Licensed Intellectual Property’’);

(d)    Except as set forth in Schedule 5.6(d), Seller has not received any notice of, and there is no suit, or proceeding pending against, or, to Seller's Knowledge, threatened against, or any written claim affecting, the Business (x) based upon, or challenging or seeking to deny or restrict, the rights of Seller in any of the Assigned Intellectual Property or the Licensed Intellectual Property (collectively, the ‘‘Intellectual Property’’), (y) alleging that the use of the Intellectual Property or any services provided, processes used, or products manufactured, used, imported, offered for sale or sold with respect to the Business do or may conflict with, misappropriate, infringe or otherwise violate any intellectual property rights or other proprietary rights of any third party, or (z) alleging that Seller infringed, misappropriated, or otherwise violated any intellectual property rights or other proprietary rights of any third party in connection with the operation of the Business;

(e)    Except as set forth in Schedule 5.6(e), Seller has taken reasonable actions to maintain and protect the Assigned Intellectual Property, including payment of applicable maintenance fees and filing of applicable statements of use other than certain foreign applications which Seller has dropped in the ordinary course of business;

(f)    Except as set forth in Schedule 5.6(f), Seller has taken reasonable steps to maintain the confidentiality of all confidential intellectual property rights or other proprietary rights. To Seller's Knowledge, there has been no misappropriation of confidential intellectual property. To Seller's Knowledge, reasonable effort has been made to ensure confidentiality provisions are in place for those Employees of the Business (as defined in Section 5.8(c)(xiv)) having access to confidential intellectual property which is material to the Business. To Seller's Knowledge there is no infringement of the Assigned Intellectual Property by any third party except as set forth in Schedule 5.6(f).

(g)    Each employee and, to Seller's Knowledge, each agent, consultant or contractor who has materially contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material to the Business either: (i) is a party to a ‘‘work for hire’’ agreement, or substantially similar agreement, under which Seller is deemed to be the original owner/author of all property rights therein; or (ii) has executed as assignment or an agreement to assign in favor of Seller all right, title and interest in such material.

5.7    Brokers.     No agent, broker, investment banker, financial advisor, finder or other Person is or will be entitled to any brokerage commission, finder's fee or like payment in connection with any of the transactions contemplated by this Agreement.

5.8    Real Estate; Environmental Matters.

(a)    Schedule 5.8(a) contains a complete and accurate list of the Leased Premises. Purchaser has been provided with a complete and correct copy of each lease relating to the Leased Premises and all amendments thereto (collectively, the ‘‘Leases’’). Except as set forth in Schedule 5.8(a), each Lease is in full force and effect and, to Seller's Knowledge, Seller has not violated, and the landlord has not waived, any of the material terms or conditions of any Lease and, to Seller's Knowledge, all the material covenants to be performed by the Seller and the landlord under each Lease prior to the date hereof have been performed in all material respects.

(b)    The use of the Leased Premises, as presently used by the Business, does not violate any local zoning or similar land use laws or governmental regulations which violation, individually or in the aggregate, has had or could reasonably be expected to have a Seller Material Adverse Effect. Seller is not in violation of or in noncompliance with any Law (excluding Environmental Laws, which Laws are covered in Section 5.8(c)), covenant, condition, restriction, order or easement affecting any of the Leased Premises where such violation or noncompliance, individually or in the aggregate, has had or could reasonably be expected to have a Seller Material Adverse Effect. There is no condemnation or, to Seller's Knowledge, threatened condemnation affecting any of the Leased Premises.

(c)    Except as set forth in Schedule 5.8(c) and in respect of the Business and the Leased Premises:

(i)    the operations of the Business and the Leased Premises comply in all material respects with all applicable Environmental Laws;

(ii)    Seller has obtained all environmental, health and safety Governmental Permits required by any Environmental Law and necessary for its operations, and all such Governmental Permits are in good standing, and Seller is in compliance with all terms and conditions of such Governmental Permits except where the failure to obtain, maintain in good standing or be in compliance with, such Governmental Permits, individually or in the aggregate, has not had and could not reasonably be expected to have a Seller Material Adverse Effect;

(iii)    none of Seller, or to Seller's Knowledge, the owner of the Leased Premises (the ‘‘Landowner’’), or Velox, or any of the Leased Premises or the operations of the Business, is subject to any on-going investigation by, order from, or agreement with, any Person respecting (A) any Environmental Law, or (B) any remedial action arising from a Release or threatened Release;

(iv)    Seller is not and to Seller's Knowledge, the Landowner is not and Velox is not subject to any judicial or administrative proceeding, order, judgment, decree or settlement alleging or addressing a violation of or liability under any Environmental Law;

(v)    Seller has filed all notices and other documents required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a Release except where the failure to file any such notices, individually or in the aggregate, has not had and could not reasonably be expected to have a Seller Material Adverse Effect;

(vi)    Seller has not received, and, to Seller's Knowledge, neither the Landowner nor Velox has received, any written notice to the effect that Seller or the Landowner or Velox, as the case may be, is or may be liable to any Person as a result of a Release or threatened Release and Seller is not aware of any claim of such liability;

(vii)    To Seller's Knowledge, there have been no Releases, or threatened Releases into, on or under any of the Leased Premises, giving rise to any material liability (including the costs of investigation and remediation) under any applicable Environmental Law;

(viii)    The Leased Premises have never been used by Seller and, to Seller's Knowledge, have never been used by either the Landowner or Velox to generate, manufacture, refine, transport, handle, transfer, produce, treat, store, dispose of or process any Hazardous Substances, except in material compliance with all Environmental Laws;

(ix)    Except as set forth in Schedule 5.8(c), to Seller's Knowledge, no underground or aboveground storage tanks subject to regulation under any Environmental Laws are located on or under the Leased Premises and any underground storage tanks that had been located on the Leased Premises have been removed in compliance with all applicable Environmental Laws and other Laws;

(x)    Except as would not have a Seller Material Adverse Effect, no civil, administrative or criminal proceeding is pending or to Seller's Knowledge threatened against Seller or, to Seller's Knowledge, the Landowner or Velox relating to the condition of or activities at the Leased Premises, nor has any notice of any violation or potential liability under any Environmental Laws or any consent agreement or consent order been received by Seller or, to Seller's Knowledge, the Landowner or Velox, that is uncorrected or unresolved as of the date hereof nor does Seller have reason to believe any such notice will be received or proceedings initiated, nor has Seller or, to Seller's Knowledge, the Landowner or Velox entered into or received any consent agreement, consent order, decree, judicial order or settlement affecting the Leased Premises that is in effect as of the date hereof or the obligations under which have not been fully performed as of the date hereof, nor has Seller, the Leased Premises or, to Seller's Knowledge, the Landowner or Velox been the subject of any other administrative or judicial order or decree relating to the Leased Premises that is in effect as of the date hereof or the obligations under which have not been fully performed as of the date hereof. Attached hereto as Schedule 5.8(c) is a list of all consent decrees, consent orders and judicial orders affecting the Leased Premises and/or the Business;

(xi)    To Seller's Knowledge, the Leased Premises are not listed or proposed for listing on the National Priorities List pursuant to Section 9605 of Comprehensive Environmental Response, Compensation and Liability Act or on the Comprehensive Environmental Response, Compensation and Liability Information System or on any similar state or local list of environmentally problematic/regulated sites;

(xii)    No lien has been attached to any Purchased Assets in New Jersey for damages or cleanup, response or removal costs, under any Environmental Laws, or arising from an intentional or unintentional act or omission in violation thereof by Seller or, to Seller's Knowledge, any previous owner or operator of the Leased Premises;

(xiii)    Seller has provided or made available to Purchaser all material documents relating to environmental conditions at the Leased Premises or in connection with the Business in the possession or control of Seller; and

(xiv)    All actions required of Seller and Landowner under ISRA in connection with the transactions contemplated hereby, including the submission of notices and other documents to the New Jersey Department of Environmental Protection (the ‘‘DEP’’) will have been taken prior to the Escrow Closing and all such notices and documents shall be true, complete and accurate in all material respects.

5.9    Contracts.    The Contracts are valid and binding upon Seller, and, to the Knowledge of Seller, except as set forth in Schedule 5.9, enforceable against the other parties thereto in accordance with their respective terms. Seller is not in default, in any material respect, under any such Contract. Except as set forth in Schedule 5.9, to the Knowledge of Seller, no other party to any such Contract is in default thereunder, nor does any condition exist which, with notice or lapse of time or both, would constitute a default by Seller under any Contract set forth in Schedule 5.9, or, to the Knowledge of Seller, by any other party thereunder. Except as set forth in Schedule 5.9, no advance payments have been received by Seller by or on behalf of any party to any of the Contracts for services to be rendered or products to be delivered after the Closing.

5.10    Litigation.    Except as set forth in Schedule 5.10, there is no Claim in excess of $25,000 pending or, to the Knowledge of Seller, threatened, before any Governmental Authority, or before any mediator or arbitrator of any nature, brought by or against Seller involving, affecting or relating to any of the Purchased Assets, the Business, or the transactions contemplated by this Agreement or the Additional Documents. None of Seller, the Business or any Purchased Asset is subject to any Judgment which affects any of the Purchased Assets or the Business, or which would interfere with the transactions contemplated by this Agreement or the Additional Documents.

5.11    Consents.    Except for the consents of the parties listed on Schedule 5.11, no notice to and no permit, authorization, consent or approval of any Governmental Authority or of any Person is necessary for the consummation by Seller of the transactions contemplated by this Agreement or the Additional Documents.

5.12    Product Warranty.

(a)    Schedule 5.12(a) includes copies of the standard terms and conditions of sale for products of the Business (containing applicable guaranty, warranty and indemnity provisions). Except as set forth in Schedule 5.12(a), the products manufactured by the Business have been sold by the Business in accordance with the standard terms and conditions of sale. All product warranty claims included in the Assumed Liabilities shall be governed by the terms of such warranty provisions.

(b)    Schedule 5.12(b) also lists each claim relating to product warranties exceeding $25,000 made or, to Seller's Knowledge, threatened against Seller during the one year immediately preceding the date of this Agreement by a customer or other user of products of the Business manufactured by Seller, including, without limitation, claims alleging that such product did not comply with any express or implied warranty regarding such product or was otherwise defective or off-specification.

5.13    Permits, Licenses.    Seller has all material permits, licenses, registrations, orders and approvals of federal, state or local government or regulatory bodies that are required to operate the Business as presently conducted (collectively, the ‘‘Permits’’) and Seller is in compliance with the material terms and conditions of the Permits, except for such Permits, the absence of which, individually or in the aggregate, has not had and could not reasonably be expected to have a Seller Material Adverse Effect. Schedule 5.13 sets forth a correct and complete list of all material Permits held by Seller. To Seller's Knowledge, no suspension or cancellation of any of the Permits has been threatened and to Seller's Knowledge no cause exists for such suspension or cancellation. Any Permits that cannot be transferred are identified in Schedule 5.13.

5.14    Employees; Employee Benefits.

(a)    Schedule 5.14(a) sets forth a list of all employees of Seller whose primary responsibilities relate to the Business as of the date hereof (‘‘Employees of the Business’’), specifying for each such employee (i) the employee's date of hire, (ii) the employee's job title or a brief job description, (iii) the amount of the employee's salary and bonus, if applicable, and (iv) if the employee is currently on FMLA leave or any kind of disability. None of the Employees of the Business has given notice to Seller to cancel or otherwise terminate such Person's relationship with Seller.

(b)    Schedule 5.14(b) sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, ‘‘welfare’’ plan, fund or program (within the meaning of Section 3(1) of ERISA); ‘‘pension’’ plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Seller, any of its subsidiaries or by any trade or business, whether or not incorporated (an ‘‘ERISA Affiliate’’), all of which together with the Seller would be deemed a ‘‘single employer’’ within the meaning of Section 4001(b) of ERISA, in each case in this Section 5.14(b) only to the extent such plan covers any Employee of the Business (each, a ‘‘Plan’’).

(c)    Full payment has been made of all amounts that are required under the terms of each Plan to be paid as contributions with respect to all periods prior to and including the last day of the most recent fiscal year of such Plan ended on or before the date of this Agreement and all periods thereafter prior to the Closing Date.

(d)    Each Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS with respect to such qualification, and the Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter.

(e)    Neither the Seller nor any ERISA Affiliate (i) maintains or has ever maintained a Plan that is subject to Title IV of ERISA, (ii) has contributed to a ‘‘multiemployer plan’’, within the meaning of Section 3(37) of ERISA, at any time on or after September 26, 1980, (iii) has incurred any liability or taken any action and, to Seller's Knowledge no action or event has occurred, that could cause any of them to incur any liability (x) under Section 412 of the Code or Title IV of ERISA with respect to any ‘‘single-employer plan’’ (as defined in Section 4001(a)(15) of ERISA), or (y) on account of a partial or complete withdrawal (as defined in Sections 4203 and 4205 of ERISA, respectively) from, or unpaid contributions to, any multiemployer plan.

(f)    Except as set forth in Schedule 5.14(f), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any employees of the Seller or any of the subsidiaries to severance pay or any increase in severance pay upon any termination of employment prior to or after the date hereof, or (ii) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Plans.

(g)    Schedule 5.14(g) contains a complete list of all Employees of the Business subject to Seller's Executive Severance Policy or any other severance plan or policy.

5.15    Labor Disputes.    There are no material discrimination complaints nor any other kind of employment, labor related disputes, wage payment or Fair Labor Standards Act claims against Seller in connection with the Business pending before or threatened before any federal, state or local court or agency, and no material dispute respecting minimum wage or overtime claims or other conditions or terms of employment exists. The Business has not experienced any material labor disputes or any material work stoppage due to labor disagreements within the past three years. With respect to the Business (i) there is no unfair labor practice charge or complaint against Seller pending or threatened before the National Labor Relations Board; (ii) there is no labor strike, slowdown or stoppage pending or threatened against or affecting Seller; and (iii) no question concerning representation has been raised within the past three years or is threatened respecting the employees in the Business.

5.16    Schedules.    Notwithstanding any specific reference to the disclosure of any matter pursuant to any Section of this Article V or to any Schedule, all disclosures made pursuant to any Section hereunder or of the Schedules shall be deemed made for all other Sections to which such disclosure may apply, and any headings or captions on any Section herein or therein are for convenience of reference only. Seller shall be entitled to supplement or amend the Schedules delivered in connection herewith with respect to any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in any such Schedule or which is necessary to correct any information in any such Schedule which has been rendered inaccurate thereby, and whether or not such matter is material. No supplement or amendment shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 9.1(a) hereof, nor any effect on Seller's liability hereunder. The disclosure of any item or information in any Schedule shall not be construed as an admission that such item or information is material to Seller, and any inclusion in any Schedule shall expressly not be deemed to constitute an admission, or otherwise imply, that any such item or information is material or creates measures for materiality for the purposes of this Agreement. The items and information reflected in the Schedules are not necessarily limited to matters required by this Agreement to be reflected. Such additional items and information are set forth for information purposes only and the Schedules do not necessarily include other matters of a similar nature.

5.17    Disclaimer of Warranties.    Except as expressly set forth in this Article V, Seller makes no representations or warranties, whatsoever, express or implied, relating to the Business or the Purchased Assets, including any representations or warranties as to the future sales or profitability of the Business or as to the merchantability, or fitness for a particular purpose, of any of the Purchased Assets or representations or warranties arising by statute or otherwise by law, from a course of dealing or usage of trade. All such other representations and warranties are hereby expressly disclaimed by Seller.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser, and with respect to Section 6.6 and 6.7 hereof each of Purchaser and Parent, hereby represents, warrants and covenants to Seller as follows:

6.1    Corporate Organization; Authority.    Purchaser is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Additional Documents to which it is a party and to carry out its obligations hereunder and thereunder and to perform the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Additional Documents to which it is a party, the consummation of the transactions contemplated hereby and thereby and the performance of Purchaser's obligations hereunder and thereunder have been duly authorized by Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize such execution, delivery and performance. This Agreement and the Additional Documents to which Purchaser is a party have been or will be duly and validly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by Seller, constitute valid and binding legal obligations of Purchaser, enforceable against Purchaser in accordance with their terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity and the discretion of courts in granting equitable remedies.

6.2    Absence of Conflicts.    The execution, delivery and performance of this Agreement and the Additional Documents, and the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in any violation of or constitute a breach or default under any provision of the Certificate of Formation or Operating Agreement of the Purchaser or any of Purchaser's Affiliates; (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time, or both) under, or permit the termination of, or require any notice under, or require the consent of any other party to, or result in the acceleration of, or entitle any party to accelerate any obligation or agreement, or result in the loss of any benefit or the imposition of any fee or penalty, in each case under any of the terms, conditions or provisions of any material debt, note, bond, mortgage, indenture, deed of trust, license, lease, permit, agreement or other instrument or obligation to which Purchaser or any of Purchaser's Affiliates are a party or by which Purchaser or any of Purchaser's Affiliates may be bound or affected; (c) violate any Judgment to which the Purchaser or Purchaser's Affiliates are bound or subject; or (d) violate any Rule applicable to Purchaser or Purchaser's Affiliates, except in the case of items (b) and (d), such conflicts, violations, defaults and Liens that could not reasonably be expected to have a Purchaser Material Adverse Effect on the ability of Purchaser to execute, deliver and perform this Agreement and the Additional Documents to which it is a party.

6.3    Consents.    No notice to and no permit, authorization, consent or approval of any Governmental Authority or of any Person is necessary for the consummation by the Purchaser of the transactions contemplated by this Agreement or the Additional Documents.

6.4    Brokers.    No agent, broker, investment banker, financial advisor, finder or other Person is or will be entitled to any brokerage commission, finder's fee or like payment in connection with any of the transactions contemplated by this Agreement.

6.5    Investigation By Purchaser.    Purchaser acknowledges that (a) Purchaser has made such investigation of the business, assets, financial condition and liabilities of Seller, and has been offered the opportunity to ask such questions of appropriate representatives of Seller relating to the foregoing, as Purchaser deems appropriate to enter into the transactions contemplated hereby, and (b) except for the representations and warranties of Seller in this Agreement or in any Additional Document to which it is a party, Purchaser is not relying on any representation or warranty by Seller, or any other Person in entering into the transactions contemplated hereby (and will not rely on any other representation or warranty in effecting the Escrow Closing or the Closing). Purchaser acknowledges that Seller has not made any representation or warranty as to the future prospects (financial or otherwise), profitability or sales levels of the Business.

6.6    Availability of Funds.    Purchaser or Parent as of Closing will have access to all funds necessary to perform its obligations hereunder, including to pay the Closing Date Consideration in full at the Closing.

6.7    Solvency.    After giving effect to the transactions contemplated hereby and the financing described in Section 9.1(d), Purchaser and Purchaser's Affiliates, collectively, are solvent, have assets having a fair value in excess of the amount required to pay their probable liabilities on their existing debts as they become absolute and mature, and have the ability to pay their current liabilities as they become due and payable, taking into account the timing of and amounts of cash to be received by each and the timing of and amounts of cash to be payable on or in respect of such liabilities, and neither Purchaser nor any of Purchaser's Affiliates are under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

ARTICLE VII

COVENANTS

7.1    Conduct of Business of Seller Prior to the Closing Date.    During the period from the date of this Agreement and continuing through the Closing Date, Seller agrees that except as expressly contemplated or permitted by this Agreement or to the extent that Purchaser shall otherwise consent, Seller shall carry on the Business in the ordinary course of business. Seller agrees to use its commercially reasonable efforts until the Closing Date to (i) preserve and keep intact the Business, (ii) keep available the services of the Employees of the Business and (iii) preserve its relationships with customers, suppliers and others having business dealings with Seller in connection with the Business. During the period from the date of this Agreement and continuing through the Closing Date:

(a)    Performance of Obligations.    Seller shall perform all the material obligations of Seller relating to the Purchased Assets and the Business in accordance with past practices of Seller.

(b)    Maintenance of Purchased Assets.    Seller shall maintain the Purchased Assets, whether owned or leased, in good repair, order and condition, in accordance with manufacturers' instructions and Seller's past practices, reasonable wear and tear excepted.

(c)    Compliance with Applicable Law.    Seller shall comply with all laws applicable to the Purchased Assets and to the conduct of the Business.

(d)    Notice of Material Damage.    Seller shall give to Purchaser prompt written notice of any material damage by fire or other casualty upon the Purchased Assets or the Business.

(e)    DEP Correspondence.    Seller shall give Purchaser copies of all notices and other documents filed with or furnished to the DEP between the date hereof and the Escrow Closing, including, without limitation, all notices and other documents relating to ISRA.

(f)    Advise of Changes.    Seller shall give prompt notice to Purchaser of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any material failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement to satisfy any condition. Seller shall promptly notify Purchaser of any development that occurs before Closing that could reasonably be expected to result in a Seller Material Adverse Effect on the Purchased Assets or the Business.

(g)    Pay Employees to Closing Date.    Seller shall pay all wages, salaries and other sums due Employees through the close of business on the Closing Date;

(h)    Patent Filing.     Seller shall file with the U.S. Patent and Trademark Office prior to July 31, 2006 a provisional patent application directed to an epitaxial structure using Seller's EmEx growth process.

7.2    Public Announcements.    None of the parties to this Agreement shall issue or make any press release, public statement or other announcement with respect to this Agreement or the transactions described except and unless such release, statement or announcement has been jointly approved by Parent and Seller (which approval shall not be unreasonably withheld or delayed), except as may be required by applicable law or by obligations pursuant to any listing agreement with any securities market or any securities market regulations. If any party is so required to issue or make a press release, public statement or other announcement, such party shall inform the other party prior to issuing or making any such press release, public statement or announcement and shall reasonably consult with the other party regarding the content thereof if practicable.

7.3    Employees.

(a)    As of the Closing Date, Parent shall cause Purchaser to, and Purchaser shall make offers of employment to those Employees of the Business listed on Schedule 7.3. Seller shall cooperate and assist in facilitating the Purchaser's offers and will not take any action which would impede, hinder, interfere or otherwise compete with Purchaser's effort to hire any such employees. Employees of the Business who accept Purchaser's offer of employment, as of the effective date of their employment with Purchaser, are referred to as ‘‘Assumed Employees.’’ Employment with Purchaser of Assumed Employees shall be effective as of the day following the close of business on the Closing Date, except that the employment of individuals receiving short-term disability benefits or on approved leave of absence on the Closing Date will become effective as of the date they present themselves for work with the Purchaser. If Seller wishes to terminate an Assumed Employee prior to the Closing Date, Seller shall notify Purchaser prior to taking any action, and obtain Purchaser's written consent. Seller shall also notify Purchaser in writing of any voluntary resignation of an Assumed Employee prior to the Closing Date.

(b)    Parent shall cause Purchaser to, and Purchaser shall provide, or shall cause to be provided, to Assumed Employees, until at least December 31, 2006, the same salary offered by Seller immediately prior to the Closing Date. Purchaser shall use commercially reasonable efforts to keep all of the Assumed Employees employed by Purchaser through at least December 31, 2006. Except as expressly set forth in this Section 7.3, no assets of any Plan shall be transferred to Purchaser or any Affiliate of Purchaser. As of the Closing Date or the earliest possible date allowed under Purchaser's plans, each of the Assumed Employees shall be entitled to participate in the employee benefit plans, programs, policies and arrangements of Purchaser that are generally available to similarly situated employees of Purchaser. Each employee benefit plan, program, policy and arrangement of Purchaser or an Affiliate of Purchaser, including any defined benefit pension plans, welfare benefit plans, vacation plans and severance plans, shall recognize to the extent permitted by applicable law (i) for purposes of satisfying any deductibles, co-pays and out-of-pocket maximums during the coverage period that includes the Closing Date, any payment made by any Assumed Employee towards deductibles, co-pays and out-of-pocket maximums in any health or other insurance plan of Seller or a subsidiary and (ii) for purposes of determining eligibility to participate, vesting and for any Schedule of benefits or policies based on service (other than for benefit accruals under Purchaser's pension plans), all service with Seller or a subsidiary, including service with predecessor employers that was recognized by Seller or a subsidiary and any prior unabridged service with Seller or a subsidiary, provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits.

(c)    Purchaser agrees that its and its Affiliate's health and welfare plans shall waive any pre-existing condition exclusion (to the extent Purchaser's plans permit and such exclusion was waived or satisfied under applicable health and welfare plans offered to the Assumed Employees by Seller or a subsidiary) with respect to Assumed Employees and any proof of insurability. Except for the Assumed Liabilities, Seller shall remain responsible for any benefits payable under a Plan with respect to claims incurred by Assumed Employees prior to or on the Closing Date. To the extent Purchaser's plans permit or can be amended to so permit, the medical and dental plans maintained by Purchaser and Affiliates of Purchaser shall recognize as dependents of the Assumed Employees any dependents recognized by Seller's medical and dental plans.

(d)    As soon as practicable following the Closing, Purchaser shall cause one or more defined contribution savings plans intended to qualify under Sections 401(a) and 401(k) of the Code (the ‘‘Purchaser Savings Plan’’) to provide for the receipt of Assumed Employees' lump sum cash distributions, in the form of an eligible rollover distribution from the EMCORE Employees' 401(k) Savings Plan, provided such rollovers are made at the election of the Assumed Employees and in accordance with the terms of the Purchaser Savings Plan. Seller shall cause such plan to permit the Assumed Employees to elect a lump sum cash distribution of benefits accrued through the distribution date in accordance with the Code.

(e)    Purchaser shall not provide any financial incentive or financial inducement to any of the Assumed Employees to choose to be covered under the health care continuation provisions of Seller's group medical plans including without limitation the payment of all or a portion of any such employee's COBRA premium. Seller shall, either directly or through a third party at Seller’s expense, provide all notices required to be provided by Seller under COBRA.

7.4    Information for Tax Purposes.    Until the applicable statutes of limitations (including any extensions) have expired for all Tax periods or portions thereof ending on or before the Closing Date, the parties shall (i) provide each other with such assistance as may reasonably be requested in connection with any Tax, accounting or other financial reporting or services, including the preparation of any return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to Liability for Taxes in connection with the Business, (ii) provide any records or other information that may be relevant to any such tax, accounting or other financial reporting or services, including relating to any such return, audit or examination, proceeding or determination, and (iii) provide each other any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax return for any period in respect of the Business. Purchaser agrees to provide Seller reasonable access to Assumed Employees and the documents, books and records included in the Purchased Assets then in the possession of Purchaser, if any, that relate to periods prior to the Closing Date for the purpose of responding to any claims made against Seller by any person who is not a party to this Agreement with respect to Excluded Liabilities and for the purposes of preparation of any tax returns by Seller after the Closing and for responding to any audit by the Internal Revenue Service or any other authority to the extent that such documents or Assumed Employees are relevant for such purposes.

7.5    Bulk Sales Compliance.    All of the parties hereto waive compliance with any ‘‘bulk sales’’ and similar laws applicable to the transactions contemplated hereby, if any.

7.6    Further Information.    Following the Closing, and subject to any confidentiality agreements of the parties, each party will afford to the other parties, their counsel and their accountants, during normal business hours, reasonable access to the first party's Books and Records and other data relating to the Purchased Assets or the Business in its possession and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation and final disposition of any Claims which may have been or may be made against any party or its Affiliates, (b) for Seller to audit payments to be made by Purchaser under Section 3.1 of this Agreement and (c) for any other reasonable business purpose.

7.7    Non-Solicitation.    For the two-year period commencing on the Closing Date other than with respect to the employee of Purchaser discussed prior to the date hereof, neither Parent nor Seller will and will cause its agents and Affiliates, not to directly or indirectly hire and/or solicit for employment any person (other than the Assumed Employees) who within one year prior to the date of hiring was an employee, sales representative, consultant or other agent of the other party or the of other's Affiliates or encourage any such employee to leave such employee's employment.

7.8    All Reasonable Efforts.    Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

7.9    Further Assurances.    Upon the request of any party at any time after the Closing, each other party will forthwith execute and deliver such instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as any party may reasonably request to effectuate the purposes of this Agreement.

7.10    Payment of Certain Taxes.    All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for any Tax period that begins prior to and does not end before or on the Closing Date (a ‘‘Straddle Period’’) shall be apportioned between Seller and Purchaser based on the number of days in the Straddle Period prior to and including the Closing Date and the number of days in the Straddle Period beginning with the day immediately following the Closing Date, and Seller shall be liable for the amount of such Taxes attributable to the tax period ending on or before the Closing Date and the portion of such Straddle Period ending on and including the Closing Date (‘‘Pre-Closing Tax Period’’) and Purchaser shall be liable for the amount of such Taxes attributable to the tax period beginning on or after Closing Date and the portion of any Straddle Period beginning the day after the Closing Date (‘‘Post-Closing Tax Period’’). Any refund, rebate, abatement or other recovery of such Taxes attributable to the Pre-Closing Tax Period shall be for the account of the Seller, and any refund, rebate, abatement or other recovery of such Taxes attributable to the Post-Closing Tax Period shall be for the account of the Purchaser.

7.11    Non-Competition.    Seller agrees that for a period of four years following the Closing, Seller will not, directly or indirectly, as a principal, stockholder or otherwise, operate, perform or have any ownership interest in (i) any business that develops, manufactures, sells, or distributes EMD Products; except that Seller may (i) purchase or otherwise acquire by merger, purchase of assets, stock, controlling interest or otherwise any Person or business or engage in any similar merger and acquisition activity with any Person the primary business of which is not in competition with the Business, (ii) manufacture and fabricate EMD Products solely for Seller's internal use in Seller's device products, but not for resale. For the purposes of this Section 7.11, ownership of securities of a company whose securities are publicly traded under a recognized securities exchange not in excess of 10% of any class of such securities shall not be considered to be competition with the Business, and a Person shall not be considered to be in the ‘‘primary business’’ of competing with the Business if such Person derives less than ten percent (10%) of its revenues from products that compete with the Business. For the avoidance of doubt, the parties agree that the agreements and limitations set forth in this Section 7.11 shall not apply to any entity that acquires all or part of Seller in any transaction, but shall continue to apply to Seller and its Affiliates (as constituted immediately prior to any such transaction). If, at the time of enforcement of any of the provisions of this Section 7.11, a court holds that the restrictions stated therein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area.

ARTICLE VIII

INDEMNIFICATION

8.1    Survival of Representations, Warranties and Covenants.    No party or other Person entitled to indemnification under this Article VIII shall commence any suit or proceeding alleging a Claim for indemnity under Section 8.2 or 8.3 below (an ‘‘Indemnity Claim’’)after the eighteen (18) month anniversary of the Closing Date, except insofar as (i) any party or other Person entitled to indemnification under this Article VIII shall have asserted in writing a specific Indemnity Claim prior to the expiration of such eighteen (18) month period, in which event the representations, warranties and covenants alleged to have been breached in such Indemnity Claim shall continue in effect and remain a basis for indemnity solely with respect to each such asserted Claim until such Claim is finally resolved, or (ii) any Claim arising under Section 3.1 (Purchase Price), Section 7.3 (Employees), Section 7.4 (Information for Tax Purposes), Section 7.6 (Further Information), Section 7.7 (Non-Solicitation) and 7.11 (Non-Competition) it being agreed that the covenants in those Sections shall continue beyond the Closing Date through the period of the applicable statute of limitations.

8.2    Seller's Indemnification.    Subject to the further provisions of this Article VIII, Seller shall indemnify, defend and hold harmless Purchaser, its Affiliates and its officers, directors, agents (collectively, ‘‘Purchaser Indemnified Parties’’) from and against and in respect of any and all demands, Claims, causes of action, administrative orders and notices, losses, costs, Liabilities, damages and expenses (including, without limitation, reasonable attorney fees) (hereinafter collectively called ‘‘Losses’’) resulting from, in connection with or arising out of:

(a)    any inaccuracy or breach of any representation or warranty made by Seller herein or in any Additional Document;

(b)    the failure of Seller to comply with or Seller's breach of any of the covenants in this Agreement or any Additional Document;

(c)    any Excluded Liability;

(d)    any action, suit or proceeding relating to the foregoing; and

(e)    any product warranty Claim for product sold prior to the Closing other than as disclosed on Schedule 5.12(b) on July 19, 2006; provided that (i) such Claim is made by the customer of the Business within the applicable warranty period for the product sold, (ii) Purchaser acts in a commercially reasonable manner to minimize the amount of its loss related to such warranty claim (by, if applicable, testing the claimed defective product or products, to determine if the product met the specifications and other applicable warranties), and (iii) Seller shall not be obligated to indemnify Purchaser for anything beyond the direct cost of replacing the defective product.

8.3    Purchaser's Indemnification.    Subject to the further provisions of this Article VIII, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates (collectively, ‘‘Seller Indemnified Parties’’) from and against and in respect of any and all Losses resulting from, in connection with, or arising out of:

(a)    any inaccuracy or breach of any representation or warranty made by Purchaser herein or in any Additional Document;

(b)    the failure of Purchaser to comply with or Purchaser's breach of any covenants in this Agreement or any Additional Document;

(c)    the operation of the Business after the Closing;

(d)    any Assumed Liability; and

(e)    any action, suit or proceeding relating to the foregoing.

8.4    Indemnification Procedures.

(a)    Procedures Relating to Indemnification.    In the event that a third party files a lawsuit, enforcement action or other proceeding against a party entitled to indemnification under this Article VIII (an ‘‘Indemnified Party’’) or the Indemnified Party receives notice of, or becomes aware of a condition or event which otherwise entitles such party to the benefit of any indemnity hereunder in connection with a claim by a third party (a ‘‘Third Party Claim’’), the Indemnified Party shall give written notice thereof (the ‘‘Claim Notice’’) promptly to each party obligated to provide indemnification pursuant to this Article VIII (an ‘‘Indemnifying Party’’). All claims for indemnification by the Indemnified Party shall be bona fide. The Claim Notice shall describe in reasonable detail the nature of the Claim, including an estimate, if practicable, of the amount of damages that have been or may be suffered or incurred by the Indemnified Party attributable to such Claim and the basis of the Indemnified Party's request for indemnification under this Agreement. Notwithstanding the foregoing, failure by an Indemnified Party to provide notice on a timely basis of a Third Party Claim shall not relieve the Indemnifying Party of its obligations hereunder, unless, and then solely to the extent that, the Indemnifying Party is prejudiced thereby.

(b)    Conduct of Defense.    The Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the ‘‘Defense Notice’’) within fifteen days of its receipt from the Indemnified Party of the Claim Notice, to conduct at its expense the defense against such Third Party Claim in its own name, or, if necessary, in the name of the Indemnified Party. When the Indemnifying Party conducts the defense, the Indemnified Party shall have the right to approve the defense counsel representing the Indemnifying Party in such defense, which approval shall not be unreasonably withheld or delayed, and in the event the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within ten days after the Defense Notice is provided, then the Indemnifying Party shall propose an alternate defense counsel, which shall be subject again to the Indemnified Party's approval, which approval shall not be unreasonably withheld or delayed.

(c)    Conduct by Indemnified Party.    In the event that the Indemnifying Party shall fail to give the Defense Notice within the time and as prescribed by Section 8.4(b), then the Indemnified Party shall have the right to conduct such defense in good faith with counsel reasonably acceptable to the Indemnifying Party, but the Indemnified Party (or any insurance carrier defending such Third Party Claim on the Indemnified Party's behalf) shall be prohibited from compromising or settling the Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(d)    Cooperation.    In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of such Third Party Claim in accordance with Section 8.4(b), the Indemnified Party will, at its own expense, cooperate with and make available to the Indemnifying Party such assistance, personnel, witnesses and materials as the Indemnifying Party may reasonably request. Regardless of which party defends such Third Party Claim, the other party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. Each Indemnified Party shall be required to mitigate Losses and shall reasonably consult and cooperate with each Indemnifying Party with a view towards mitigating Losses, in connection with claims for which a party seeks indemnification under this Article VIII.

(e)    Settlements.    Without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), the Indemnifying Party (or any insurance carrier defending such Third Party Claim on the Indemnifying Party's behalf) will not enter into any settlement of any Third Party Claim if, pursuant to or as a result of such settlement, such settlement would result in any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder. If the Indemnifying

Party receives a firm offer to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 8.4, and the Indemnifying Party desires to accept such offer, the Indemnifying Party will give written notice to the Indemnified Party to that effect. If the Indemnified Party objects to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnified Party up to the point such notice had been delivered.

8.5    Nature of Other Liabilities.     In the event any Indemnified Party should have a Claim against any Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the ‘‘Indemnity Notice’’) describing in reasonable detail the nature of the Claim and the basis of the Indemnified Party's request for indemnification under this Agreement.

8.6    Indemnification Limits and Restrictions.

(a)    None of Purchaser or any other Purchaser Indemnified Party shall be entitled, subject to the terms of this Article VIII, to any indemnity under Section 8.1 or 8.2 unless and until all Indemnity Claims by the Purchaser Indemnified Parties exceed $75,000, in the aggregate (‘‘Basket’’), at which time the Person(s) seeking indemnification shall be entitled to recover all Losses including the Basket; provided, however, that in no event shall Seller or any of its Affiliates be liable for Losses pursuant to Section 8.2 in excess of ten percent (10%) of the Purchase Price. In no case shall Losses include (a) any incidental, consequential, indirect or special losses or damages (including, without limitation, lost profits, lost revenues and loss of business), whether foreseeable or not, whether occasioned by any failure to perform or the breach of any representation, warranty, covenant or other obligation under this Agreement or the Additional Documents for any cause whatsoever, or (b) fees and expenses of more than one counsel with respect to any Indemnity Claim or Claims arising out of the same general allegations or circumstances. Notwithstanding anything contained in this Section 8.6(a), none of the limitations of indemnity shall apply to indemnification for the Excluded Liabilities.

(b)    None of Seller or any other Seller Indemnified Party shall be entitled, subject to the terms of this Article VIII, to any indemnity under Section 8.1 or 8.3 unless and until all Indemnity Claims by the Seller Indemnified Parties exceed $75,000, in the aggregate (‘‘Basket’’), at which time the Person(s) seeking indemnification shall be entitled to recover all Losses including the Basket; provided, however, that in no event shall Purchaser or any of its Affiliates be liable for Losses pursuant to Section 8.3 in excess of ten percent (10%) of the Purchase Price. In no case shall Losses include (a) any incidental, consequential, indirect or special losses or damages (including, without limitation, lost profits, lost revenues and loss of business), whether foreseeable or not, whether occasioned by any failure to perform or the breach of any representation, warranty, covenant or other obligation under this Agreement or the Additional Documents for any cause whatsoever, or (b) fees and expenses of more than one counsel with respect to any Indemnity Claim or Claims arising out of the same general allegations or circumstances. Notwithstanding anything contained in this Section 8.6(b), none of the limitations of indemnity shall apply to indemnification for the Assumed Liabilities.

8.7    Exclusive Remedy.    The rights and obligations of the parties under this Article VIII are the sole and exclusive rights and obligations of the parties with respect to any breach of any representation, warranty, covenant or agreement in this Agreement or any Additional Document and shall be in lieu of any other rights or remedies to which the party entitled to indemnification hereunder would otherwise be entitled as a result of such breach.

8.8    Actual Knowledge.    If a party or any of its Affiliates or agents has actual knowledge on the Closing Date of an existing breach of any representation, warranty, covenant or agreement of the other party then, notwithstanding the provisions of Sections 8.1, 8.2 and 8.3, the other shall not be liable for, nor in any manner responsible for, any Losses resulting from such breach, and the Indemnified Party shall not be entitled to indemnification under Sections 8.1, 8.2 or 8.3 for such Losses.

8.9    Amount of Losses.    The amount of any Loss payable hereunder shall be reduced by any insurance proceeds which the Indemnified Party may collect with respect to the event or occurrence giving rise to such Losses, shall be reduced by any amounts which a party may collect from third parties in connection with Losses for which indemnification is sought under this Article VIII and shall be reduced appropriately to take into account any tax benefit recognized by the Indemnified Party in connection with such Losses based upon the highest blended (federal, state, local and foreign) marginal income tax rate applicable to the Indemnified Party during the taxable year for which a return was most recently filed with the IRS (based on the date of the Indemnity Claim). Each party shall use commercially reasonable efforts to pursue insurance claims or third party claims that may reduce or eliminate Losses. If the Indemnified Party both collects proceeds from any insurance company or third party and receives a payment from the Indemnifying Party hereunder, and the sum of such proceeds and payment is in excess of the Loss with respect to the matter that is the subject of the indemnity, then the Indemnified Party shall promptly refund to the Indemnifying Party the amount of such excess.

8.10    Subrogation.    After any indemnification payment is made to any Indemnified Party pursuant to this Article VIII, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

ARTICLE IX

 CONDITIONS TO ESCROW CLOSING

9.1    Conditions to Obligations of Purchaser.    All obligations of Purchaser under this Agreement (other than the condition at section 9.1(d) which shall be fulfilled at or prior to Closing) are subject to the fulfillment, at or prior to the Escrow Closing, of all of the following conditions, any one or more of which may be waived in writing by Purchaser:

(a)    Representations and Warranties of Seller.    Except as contemplated by this Agreement or the Additional Documents and except for matters which arise in the ordinary course of the Business after the date of this Agreement and which would not be material to a reasonably prudent investor's decision to purchase the Purchased Assets, all representations and warranties made by Seller in this Agreement shall be true and correct in all material respects as of the Escrow Closing Date except that any inaccuracies in such representations and warranties will be disregarded for the purposes of this Section 9.1(a) if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Seller Material Adverse Effect.

(b)    Performance of Seller's Obligations.    Seller shall have delivered all documents and agreements described in Section 4.2 and Seller shall have otherwise performed, in all material respects, all obligations and satisfied all conditions required under this Agreement and the Additional Documents to be performed by it on or prior to the Escrow Closing Date.

(c)    Pending Proceedings.    No action or proceeding shall be pending before any Governmental Authority seeking to restrain or prohibit or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby (including, without limitation, the Additional Documents).

(d)    Financing.    Parent, shall have received the required shareholder approval authorizing the issuance and sale of additional shares of Parent, and shall have successfully completed the financing to fund the Purchase Price.

9.2    Conditions to Obligations of Seller.    All obligations of Seller under this Agreement are subject to the fulfillment, at or prior to the Escrow Closing, of all of the following conditions (other than the condition at section 9.2(b) which shall be fulfilled at or prior to the Closing), any one or more of which may be waived in writing by Seller:

(a)    Representations and Warranties of Purchaser.    Except as contemplated by this Agreement or the Additional Documents, all representations and warranties made by Purchaser and Parent in this Agreement shall be true and correct in all material respects as of the Escrow Closing Date except that any inaccuracies in such representations and warranties will be disregarded for the purposes of this Section 9.2(a) if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

(b)    Performance of Purchaser's Obligations.    Purchaser shall have delivered the Closing Date Consideration and all documents and agreements described in Section 4.3 and otherwise performed, in all material respects, all obligations and satisfied all conditions required under this Agreement and the Additional Documents to be performed by it on or prior to the Escrow Closing Date.

(c)    Pending Proceedings.    No action or proceeding shall be pending before any Governmental Authority seeking to restrain or prohibit, or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby (including, without limitation, the Additional Documents).

(d)    Financing.    Parent, shall have received the required shareholder approval authorizing the issuance and sale of additional shares of Parent, and shall have successfully completed the financing to fund the Purchase Price.

ARTICLE X

TERMINATION AND ABANDONMENT; BREAK-UP FEE

10.1    Methods of Termination.    This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Escrow Closing:

(a)    by the mutual written consent of Purchaser and Seller; or

(b)    by Purchaser or Seller, if all of the conditions set forth in Article IX of this Agreement shall not have been satisfied or waived on or prior to September 15, 2006; provided, however, that no party shall have the right to terminate this Agreement pursuant to this subparagraph (b) if such conditions have not been satisfied due to such party's breach of this Agreement; or

(c)    by either Seller or the Purchaser, if a Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable.

10.2    Procedure Upon Termination.    In the event of termination of this Agreement by Seller or Purchaser pursuant to this Article X, written notice thereof shall forthwith be given to the other parties and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any party to this Agreement. If this Agreement is so terminated other than any fee payable pursuant to Section 10.3, no party to this Agreement shall have any right or Claim against another party on account of such termination unless this Agreement is terminated by a party on account of the breach of any representation, warranty, term or covenant herein by the other party or parties.

10.3    Break-up Fee.

(a)    In recognition of the efforts, expenses and other opportunities foregone by Seller while structuring and pursuing the sale of the Business to Purchaser, the parties hereto agree that

Purchaser (or Parent on behalf of Purchaser) shall pay to Seller a fee of $700,000, (the ‘‘Break-up Fee’’) if the Closing does not occur prior to September 15, 2006 (the ‘‘Termination Date’’), provided that the failure to close is not a result of

(i)    Section 10.1(a) or Section 10.1(c);

(ii)    Seller's refusal to close (other than as a result of a Purchaser’s breach or non-satisfaction of any of the conditions in Section 9.2(a),(b), (c) (but only with respect to the payment of damages), or (d)); or

(iii)    Seller's intentional and material breach of any material representation or warranty or material closing condition contained in Section 9.1(a).

(b)    In the event the Break-Up Fee is owed, Seller shall retain the Deposit and Purchaser (or Parent on behalf of Purchaser) shall pay the remaining $500,000 by wire transfer on or before the second business day following the Termination Date.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1    Successors and Assigns.    This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, heirs, representatives and permitted assigns, as the case may be. Neither party shall assign or delegate this Agreement or any of the rights or obligations created hereunder without the prior written consent of the other party. Except as contemplated by Article VIII of this Agreement, nothing in this Agreement shall confer upon any Person not a party to this Agreement, or the legal representatives of such Person, any rights (including, without limitation, rights as a third party beneficiary) or remedies of any nature or kind whatsoever under or by reason of this Agreement.

11.2    Notices.    All notices, requests and other communications to any party hereunder shall be in writing (including telecopier or facsimile or similar writing), shall be given to such party at its address or facsimile number set forth below or at such other addresses or persons as shall be furnished by any party by like notice to the others. Except as otherwise expressly provided herein, each such notice, request or other communication shall be deemed to have been given upon the earlier of delivery thereof if by hand or upon receipt if sent by mail (registered or certified mail, postage prepaid, return receipt requested) or on the next business day after deposit if sent by a recognized overnight delivery service or upon transmission if sent by telecopy or facsimile transmission (with request of assurance of receipt in a manner customary for communication of such type). Notice shall be given as follows:

(a)    if to Purchaser, to:

IQE RF, LLC
c/o IQE, plc
Pascal Close, St Mellons,
Cardiff, CF3 0LW
Attn: Andrew W. Nelson, President & CEO
Facsimile: +44 2920 839 471

with a copy to:

Tallman Hudders & Sorrentino, P.C.
1611 Pond Road, Suite 300
Allentown, PA 18104
Attention: Jessica A. Nichols, Esq.
Fax No. 610-391-1805

(b)    if to Seller, to:

EMCORE Corporation
145 Belmont Drive
Somerset, NJ 08873
Attention: Chief Legal Officer
Fax No. 732-302-9783

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn: Thomas H. Kennedy, Esq.
Facsimile: (212) 735-2000

or such other addresses or persons as the parties may from time to time designate in writing in the manner provided in this Section 11.2.

11.3    Entire Agreement.    This Agreement (including the Exhibits and the Schedules attached hereto and incorporated by reference herein) and the documents and instruments referred to herein (including the Additional Documents) represent the entire agreement and understanding of the parties hereto with reference to the transactions contemplated herein and therein. Except for that certain confidentiality agreement dated September 15, 2004, this Agreement and the Additional Documents supersede all prior negotiations, discussions, correspondence, communications, understandings and agreements among the parties relating to the subject matter of this Agreement and all prior drafts thereof, all of which are merged into this Agreement or such other agreements, as the case may be.

11.4    Waivers and Amendments.    This Agreement may be amended and the terms hereof may be waived, and consents may be provided, only by a written instrument signed by Seller and Purchaser or, in the case of a consent or waiver, by the Purchaser or Seller, as applicable, who is providing such consent or waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

11.5    Severability.    If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

11.6    Headings.    The article and Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

11.7    Counterparts; Terms.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. All references herein to Articles, Sections, subparagraphs, clauses, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. All references to singular or plural or masculine or feminine shall include the other as the context may require. The facsimile transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

11.8    Governing Law; Consent to Jurisdiction; Venue.    This Agreement, any Additional Document and any other closing documents shall be governed by and construed in accordance with the Laws of the State of New York as applied to Contracts entered into by New York residents and performed entirely in New York, including Section 5-1401 of the New York General Obligations Law. Each of Purchaser and Seller irrevocably submits to the non-exclusive jurisdiction of (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Purchaser further agrees, and Seller further agrees, that service of any process, summons, notice or document by U.S. registered mail to such person's respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.8, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.9    Expenses.    Except as otherwise provided herein, Purchaser shall pay all costs and expenses incurred by or on its behalf and Seller shall pay all costs and expenses incurred by or on its behalf.

11.10    Documentation.    This Agreement and the Additional Documents initially were prepared by Seller's legal counsel as a matter of convenience only, and such documents have been thoroughly reviewed by Purchaser and its legal counsel and the input of Purchaser and its legal counsel was properly considered, and, therefore, no interpretation will be made in favor of any of the parties or any of their Affiliates with respect to this Agreement and the Additional Documents for the reason that such documents initially were prepared by Seller's legal counsel.

11.11    Exhibits and Schedules.    The Exhibits and Schedules attached hereto are a part of this Agreement as if fully set forth herein.

11.12    Waivers of Trial by Jury.    EACH OF SELLER AND PURCHASER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE ADDITIONAL DOCUMENTS, AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first written above.

EMCORE Corporation
By: /s/ Howard W. Brodie Name: Howard W. Brodie Title: Executive Vice President
IQE RF, LLC
By: /s/ Andrew W. Nelson Name: Andrew W. Nelson Title: President
IQE, plc
By: /s/ Andrew W. Nelson Name: Andrew W. Nelson Title: President and CEO

EXHIBIT A

Defined Terms

The following terms shall have the meanings as ascribed to them or referenced below:

Additional Documents shall mean the assignment documents, the Intellectual Property Agreement, the Transition Services Agreement and the Lease Assignment and all closing certificates delivered by any party in connection with this Agreement.

Affiliate shall mean, with respect to a Person, (i) a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; and (ii) any parent, spouse, lineal descendant or adopted child of such Person, any spouse or adopted child of any such descendant or any child of such spouse, the executors, administrators, conservators or personal representatives of any such Person or any Person referred to in this clause (ii) and any Person which, directly or indirectly, is owned or controlled by one or more of the Persons referred to in this clause (ii).

Agreement shall have the meaning set forth in the Preamble.

Assigned Intellectual Property shall have the meaning set forth in Section 5.6(c).

Assignment of Lease shall have the meaning set forth in Section 4.2(e).

Assumed Employees shall have the meaning set forth in Section 7.3(a).

Assumed Liabilities shall have the meaning set forth in Section 2.1.

Basket shall have the meaning set forth in Section 8.6(a) & (b).

Books and Records shall mean all files, documents, instruments, papers, books and records relating to the business, operations, conditions of (financial or other) results of operations and assets and properties of such Person, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, contracts and other agreements, licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

Business shall have the meaning set forth in the Recitals.

Claims means all pending and threatened claims, actions, cause of actions, demands, orders, notices, suits, grievances, proceedings, disputes, arbitrations, investigations, rights of recovery, rights of setoff and other rights of every nature and description.

Claim Notice shall have the meaning set forth in Section 8.4(a).

Closing shall have the meaning set forth in Section 4.4.

Closing Date shall have the meaning set forth in Section 4.4.

Closing Date Consideration shall have the meaning set forth in Section 3.1.

Code shall have the meaning set forth in Section 3.2.

Contracts shall have the meaning set forth in Schedule A.

Defense Notice shall have the meaning set forth in Section 8.4(b).

DEP shall have the meaning set forth in Section 5.8(c)(xiv).

Deposit shall have the meaning set forth in Section 3.1.

EGM shall mean the extraordinary general meeting of the shareholders of Parent scheduled to be held on 15 August 2006 and any adjournment thereof; provided that such meeting may be adjourned once if such adjournment is required by Rules and, provided, further, that such adjournment may only extend for the minimum time required to comply with such Rules and in no event shall such adjournment extend longer than 7 business days.

EMD Facility shall have the meaning set forth in the Recitals.

EMD Products shall mean the following types of MOCVD-grown epitaxial wafers which are sold by Seller as of the Closing Date: GaAs pHEMT, GaAs BiFET, eMODE, InGaP HBT, GaN FETs and InSb/GaAs MR sensor epitaxial wafers.

Employees of the Business shall have the meaning set forth in Section 5.14(a).

Environmental Law means any Law that governs the existence of or provides a remedy for release of Hazardous Substances, the protection of human health, natural resources or the environment, the management of Hazardous Substances, or other activities involving Hazardous Substances including, without limitation, under the Comprehensive Environmental Response, Compensation, and Liability Act, the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. Section § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., or any other similar Law, as any such law has been amended or supplemented, and the regulations promulgated pursuant thereto.

Equipment shall have the meaning set forth in Schedule A.

ERISA shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules, regulations, and forms issued thereunder.

ERISA Affiliate shall have the meaning set forth in Section 5.14(b).

Escrow Closing shall have the meaning set forth in Section 4.1.

Escrow Closing Date shall have the meaning set forth in Section 4.1.

Excluded Assets shall have the meaning set forth in Section 1.4.

Excluded Liabilities shall have the meaning set forth in Section 2.2.

Excluded Taxes means any liability, obligation or commitment, whether or not accrued, assessed or currently due and payable, (i) for any Taxes relating to, pertaining to, or arising out of, the Business or the Purchased Assets for any Pre-Closing Tax Period, (ii) of Seller or any Affiliate of Seller for Taxes for any period, (iii) of the Seller or any Affiliate of the Seller for the unpaid Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law or regulation), as a transferee or successor, by contract, or otherwise, and (iv) for any Taxes for which Seller is liable pursuant to Section 7.10.

Governmental Authority shall mean any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

Governmental Permits means all governmental permits and licenses, certificates of inspection, approvals or other authorizations required by a Governmental Authority with respect to the Business and necessary for the operation or conduct of the Business as currently conducted under applicable laws.

Guaranty shall have the meaning set forth in Section 3.1.

Hazardous Substance means (i) any hazardous, toxic or dangerous waste, substance or material defined as such pursuant to any Environmental Law, (ii) asbestos, (iii) polychlorinated bi-phenols, (iv) petroleum and petroleum products, (iv) radioactive materials and (iii) any other chemical, material or substance, exposure to which is regulated as hazardous, toxic, dangerous or a pollutant or contaminant by any Governmental Authority pursuant to any Environmental Law.

Indemnified Party shall have the meaning set forth in Section 8.4(a).

Indemnifying Party shall have the meaning set forth in Section 8.4(a).

Indemnity Claim shall have the meaning set forth in Section 8.1.

Indemnity Notice shall have the meaning set forth in Section 8.5.

Intellectual Property shall have the meaning set forth in Section 5.6(d).

Inventory shall have the meaning set forth in Schedule A.

IRS shall have the meaning set forth in Section 3.2.

ISRA shall have the meaning set forth in Section 4.2(h).

Judgment means any order, decree, writ, injunction, award or judgment of any court or other Governmental Authority or any arbitrator.

Knowledge (or any form of such term, such as ‘‘Knows’’, ‘‘Known’’, etc.) as used in this Agreement with respect to Seller's awareness of the presence or absence of a fact, event or condition shall mean the actual knowledge of Reuben F. Richards, Jr. Scott Massie, Dr. Richard Stall, Tom Werthan, Howard Brodie, Alex Ceruzzi, Kevin Schild, and/or Bill Kurtz.

Law or Laws means any law, code, statute, order, decree, consent decree, judgment, rule, regulation, rule of common law, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.

Leases shall have the meaning set forth in Section 5.8(a).

Leased Premises means the real property that is leased by Seller from Veeco and used by Seller in the conduct of the Business as identified on Schedule 5.8(a).

Landowner shall have the meaning set forth in Section 5.8(c)(iii).

Liability shall mean any obligation or liability, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, whether due or to become due and regardless of when or by whom asserted.

Licensed Intellectual Property shall have the meaning set forth in Section 5.6(c).

Licenses shall have the meaning set forth in Schedule A.

Liens shall have the meaning set forth in Section 1.1.

Losses shall have the meaning set forth in Section 8.2.

Nonassignable Assets shall have the meaning set forth in Section 1.3.

Parent shall have the meaning set forth in the Preamble.

Permits shall have the meaning set forth in Section 5.13.

Person shall mean any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

Placing Agreement shall mean the placing agreement dated on or around the date hereof and made between Noble & Company Limited (1); Parent (2) and the directors of Parent (3).

Plan shall have the meaning set forth in Section 5.14(b).

Pre-Closing Tax Period shall have the meaning set forth in Section 7.10.

Post-Closing Tax Period shall have the meaning set forth in Section 7.10.

Promissory Note shall have the meaning set forth in Section 3.1.

Purchase Price shall have the meaning set forth in Section 3.1.

Purchased Assets shall have the meaning set forth in Section 1.1.

Purchaser shall have the meaning set forth in the Preamble.

Purchaser Indemnified Parties shall have the meaning set forth in Section 8.2.

Purchaser Material Adverse Effect means (a) any event, circumstance, change, occurrence, fact or effect that, individually or in the aggregate with all other events, circumstances, changes, occurrences, facts and/or effects, is or would be materially adverse to the business, assets, or liabilities of Purchaser, or (b) any event, circumstance, change, occurrence, fact or effect that is or is or would be materially adverse to the ability of Purchaser to consummate timely the transactions contemplated hereby, other than, in each case, any event, circumstance, change, occurrence, fact or effect arising out of or resulting from (i) conditions in the United States or foreign economies or securities markets in general or from a war, terrorism or similar action, (ii) conditions in the industry of the Business in general and not specific to the Business, (iii) the announcement of this Agreement or of the transactions contemplated by this Agreement, (iv) actions or omissions taken by Purchaser with the prior written consent of Seller or (v) changes in applicable Law or GAAP.

Purchasers Saving Plan shall have the meaning set forth in Section 7.3(d).

Release shall mean the seeping, spilling, leaking, pumping, pouring, emitting, using, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or releasing of Hazardous Substances at, into, under or upon the Leased Premises or into the environment, or arising from the Leased Premises or migrating to or from the Leased Premises.

Rules shall have the meaning set forth in Section 5.4.

Schedules shall mean the Schedules attached to this Agreement.

Security Agreement shall have the meaning set forth in Section 3.1.

Seller shall have the meaning set forth in the Preamble.

Seller Indemnified Parties shall have the meaning set forth in Section 8.3.

Seller Material Adverse Effect means (a) any event, circumstance, change, occurrence, fact or effect that, individually or in the aggregate with all other events, circumstances, changes, occurrences, facts and/or effects, is or would be materially adverse to the business, assets, or liabilities of the Business as currently conducted by Seller or (b) any event, circumstance, change, occurrence, fact or effect that is or would be materially adverse to the ability of Seller to consummate timely the transactions contemplated hereby, other than, in each case, any event, circumstance, change, occurrence, fact or effect arising out of or resulting from (i) conditions in the United States or foreign economies or securities markets in general or from a war, terrorism or similar action, (ii) conditions in the industry of the Business in general and not specific to the Business, (iii) the announcement of this Agreement or of the transactions contemplated by this Agreement, (iv) any costs or business interruption that may be associated with the relocation of the Business from the Leased Premises, (v) actions or omissions taken by Seller with the prior written consent of Purchaser or (vi) changes in applicable Law or GAAP.

Straddle Period shall have the meaning set forth in Section 7.10.

Tax or Taxes means all taxes imposed of any nature including, without limitation, federal, provincial, state, county, local or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment-related tax (including, without limitation, employee withholding or employer payroll tax, FICA or FUTA), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax or occupation tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax.

Tax Return means any return, report, information return, or other document (including any related or supporting information) filed or required to be filed with any federal, state, local, or foreign Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

Third Party Claim shall have the meaning set forth in Section 8.4(a).

Termination Date shall have the meaning set forth in Section 10.3(a).

Transition Services Agreement shall have the meaning set forth in Section 4.2(g).

Velox means Velox Semiconductor Corporation, a Delaware corporation.